[FUSA Letterhead]

February 1, 2006

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA FAX (202) 772-9202 and via EDGAR

Dear Ms. Simpson:

This letter is written in my official capacity as president and chief executive officer of FUSA Capital Corporation, a Nevada corporation (the “Company”). The purpose of this letter is to respond to comments issued to the Company by the Commission on December 16, 2005 regarding the Company’s filing of Form 10KSB for the Fiscal Year ending December 31, 2004, File Number 0-50274. Specifically, the company acknowledges that:

The Company is responsible for the adequacy and accuracy of disclosure in filings. Staff comments from the SEC or changes that we make to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

/s/ Jenifer Osterwalder

Jenifer Osterwalder
President and CEO, FUSA Capital Corporation